[LATHAM & WATKINS LLP LETTERHEAD]

November 16, 2011

VIA EDGAR; FEDEX AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director Russell Mancuso, Branch Chief Dennis Hult Kaitlin Tillan Louis Rambo Tim Buchmiller
Re:	Intermolecular, Inc. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-175877

Dear Ms. Ravitz:

        On behalf of Intermolecular, Inc. (the "Company"), we are hereby filing Amendment No. 6 ("Amendment No. 6") to the Company's above-referenced Registration Statement on Form S-1 for the initial public offering of the Company's common stock, par value $0.001 per share (the "Offering"), which was initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2011 and amended by Amendment No. 1 on September 9, 2011, Amendment No. 2 on September 30, 2011, Amendment No. 3 on October 14, 2011, Amendment No. 4 on October 26, 2011 and Amendment No. 5 on November 7, 2011 (as amended, the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 6, three of which have been marked to show changes from Amendment No. 5.

        Amendment No. 6 has been revised to reflect the Company's response to the comment received by email on November 15, 2011 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below the numbered comment from the Staff's letter and the Company's response thereto.

Exhibit 5.1

1.
Please tell us why the actions referenced in the first sentence up to the first comma of the opinion paragraph, and the assumption in the last sentence of that paragraph are necessary for expressing the opinion that the Company Shares have been duly authorized and will be validly issued, fully paid and nonassessable under Delaware General Corporation Law.

Response:    In response to the Staff's comment, the Company has filed as an exhibit to Amendment No. 6 a revised Exhibit 5.1 in which the first opinion paragraph has been revised as follows:

When the Company Shares shall ~~have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the purchasers and~~ have been issued by the Company against payment therefor ~~(not less than par value)~~ in the circumstances contemplated by the form of underwriting agreement most recently filed as an exhibit to the Registration Statement, the issue and sale of the Company Shares will have been duly authorized by all necessary corporate action of the Company, and the Company Shares will be validly issued, fully paid and nonassessable. ~~In rendering the foregoing opinion, we have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the DGCL.~~

  The Company respectfully submits to the Staff that it is necessary to continue to include the remainder of the first sentence up to the first comma of the opinion paragraph because as of the date of the filing of the opinion the Board of Directors of the Company will not yet have approved a price per share for the shares to be sold in the Offering, which, according to Delaware General Corporation Law, would be required to opine that all necessary and corporate action has been taken as of the date of the opinion in connection with the issuance and sale of the shares.

* * * * *

        We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:	David Lazovsky, Intermolecular, Inc. Peter Eidelman, Intermolecular, Inc. Alan Denenberg, Davis Polk & Wardwell LLP Jim Morrone, Latham & Watkins LLP